Filed Pursuant to Rule 253(g)(2)
File No. 024-11197

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of Original Offering Circular: July 23, 2020

July 27, 2020

STARSTREAM ENTERTAINMENT, INC.

1227 N Atlantic Avenue

New Smyrna Beach, FL 32169

This document (the “Supplement”) supplements the Offering Circular of Starstream Entertainment, Inc. (the “Company”) filed on April 16, 2020, as amended on June 24, 2020 and as qualified by the Securities and Exchange Commission on July 23, 2020 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this supplement is to:

•	Correct the offering price for our common shares on the Cover Page of the Offering Circular.

The following information supersedes and replaces this section on the cover page of the Offering Circular:

Starstream Entertainment, Inc.

1227 N Atlantic Ave.

New Smyrna Beach, FL 32169

$3,000,000.00

300,000,000 SHARES OF COMMON STOCK

$0.01 PER SHARE